Mail Stop 3720

August 21, 2007

By U.S. Mail and facsimile to (713) 525-7605

Thomas L. Ryan
Chief Executive Officer
Service Corporation International
1929 Allen Parkway, P.O. Box 130548
Houston, TX 77219-0548

   Re: Service Corporation International
     Definitive Schedule 14A
     Filed April 6, 2007
     File No. 1-06402

Dear Mr. Ryan:

  We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

  In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

  If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation, page 16

1.   Disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Item 402(k) of Regulation S-K, which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

2.   For each director, disclose by footnote to the stock awards column of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

3.   Disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of those directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Compensation Discussion and Analysis, page 18

4.   Please describe how particular components of your compensation program fit into your overall compensation objectives and affect decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. For example, your compensation programs appear to be weighted heavily toward the awarding of annual equity awards. Please expand your analysis of the effect these awards have on your payment of other forms of compensation. If decisions relating to annual equity compensation influence the committee's decisions with respect to other allocated or contemplated compensation, please describe these determinations and the factors underlying the committee's decisions in reasonably complete detail.

Compensation Philosophy and Process, page 18

5.   On page 19 you state that your compensation discussion and analysis excludes Jeffrey Curtiss, who served as your chief financial officer until June 30, 2006. To the extent an individual is a named executive officer for the last fiscal year, please provide a discussion that explains the material elements of your compensation to that individual. See Regulation S-K Item 402(b)(1) and Instructions 1 and 3 to Item 402(b).

6.   So that shareholders may understand the kind of benchmarking information you used in determining annual executive compensation, identify all of the companies that you considered for purposes of benchmarking the named executive officers' compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

7.	Indicate why you adjusted base salaries, and in the amounts that you did, effective January 1, 2007.

Annual Performance-Based Incentives Paid in Cash, page 20

8.	We note that each named executive officer received an annual incentive bonus significantly in excess of 100% of the target and that these awards were based on company performance that exceeded target levels as they relate to each of the performance measures. Refer to the disclosure in the second full paragraph on page 21. Yet it is not clear how the resultant levels of compensation were determined or why the committee deemed them appropriate in light of the factors the committee considered in awarding this element of compensation. Please analyze the payout of these awards in reasonably complete detail.

9.	Although you provide a description of how company performance affects annual bonuses and equity-based awards, we note minimal analysis of the effect individual performance has on compensation awards despite disclosure throughout that indicates compensation-related decisions are made in connection with individual performance. Please expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual fiscal year compensation for the named executive officers. For example, discuss in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. Also expand your disclosure to include a description of the factors the committee considered in establishing personal objectives for Mr. Waltrip. See Item 402(b)(2)(vii) of Regulation S-K.

10.	Discuss whether discretion can be or has been exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

Long-Term Incentive Compensation, page 22

11.	Provide additional discussion as to why particular equity awards were made in the last fiscal year. Your disclosure should include an analysis of how the committee determined the payout levels for this form of compensation.

Certain Information with Respect to Officers and Directors, page 26

Potential Payments upon Termination, page 36

12.	In the compensation discussion and analysis, please discuss how your change-incontrol and other termination payment arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

13. Your state on page 18 that Jeffrey Curtiss served as your chief financial officer until June 30, 2006 but you have presented potential payment upon termination information for him as of December 29, 2006. Please note that Instruction 4 to Item 402(j) of Regulation S-K states that, where a triggering event actually has occurred for a named executive officer and that individual was not serving as a named executive officer at the end of the last completed fiscal year, then the disclosure required by Item 402(j) for that named executive officer shall apply only to that triggering event.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3359 with any questions.

Sincerely,

Cheryl L. Grant
Attorney-Advisor